

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

March 19, 2007

Ms. Theresa Gattung
Chief Executive Officer and Managing Director
Telecom Corporation of New Zealand Limited
Telecom House
68 Jervois Quay
Wellington, New Zealand

> **Re: Telecom Corporation of New Zealand Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed September 25, 2006**
> **File No. 1-10798**

Dear Ms. Gattung:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Income Statements, page F-2

1. Please tell us your basis for including the line items, "earnings/(loss) before interest, taxation, depreciation, amortization and minority interests" and earnings/(loss) before interest, taxation, and minority interests," on the face of your income statements. Further, tell us why you believe it is appropriate to exclude items, such as depreciation and amortization and net interest and other financing costs, from these line items which reflect the results of your operating activities. In this regard, refer to paragraphs BC 12 and BC 13 of IAS 1.

Note 1. Statement of Accounting Policies

Revenue Recognition, page F-7

2. We note that you recognize handset revenues at the time of delivery. Please tell us why this revenue recognition policy is appropriate under NZ IFRS.

3. Please tell us whether you sale handsets below cost. If so, tell us why you are not required to reduce your handset inventory to its net realizable value under NZ IFRS.

4. Please tell us why it is appropriate to recognize revenue from connections upon the completion of the connections under IAS 18.

Accounts Receivable, page F-7

5. You measure accounts receivable at amortised cost using the effective interest method. We note that you do not have a reconciling item for this accounting in the US GAAP reconciliation. Please tell us why this accounting is appropriate under US GAAP. Refer to APB 21.

Derivative Financial Instruments, page F-12

6. We note that when the forecast transaction that is hedged results in a non-financial asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Provide us with more details of the nature of these forecasted transactions and your accounting under IFRS. Further, tell us your consideration of paragraph 31 of SFAS 133 with respect to your US GAAP footnote.

Note 4. Key Management Personnel Costs, page F-16

7. Please separately present the amounts related to short-term benefits under paragraph 16 of IAS 24 or tell us why it is not required to be separately presented.

Note 5. Gain on acquisition of Southern Cross Cables (NZ) Limited ("SCCL"), page F-18
Note 35. Acquisitions of Subsidiaries, page F-51

8. We note the value in excess of the purchase price of $60 million was recognized as a gain. Please tell us the basis for your accounting under NZ IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

9. Please tell us how you expect SCCL to generate taxable income when it has not historically done so.

Note 5. Provisions for intercompany balances, page F-20

10. Please provide the disclosures under paragraphs 84 and 85 of IAS 37 or tell us why the disclosures are not required.

Note 26. Financial Instruments and Risk Management, page F-41

11. For your designated fair value hedges, please revise to provide:

- A description of the hedge,
- A description of the financial instruments designated as hedging instruments and their fair values at the balance sheet date,
- The nature of the risks being hedged,

Similarly, provide the same information for your designated cash flow hedges. In addition, for cash flow hedges, disclose the periods in which the cash flows are expected to occur, when they are expected to enter into the determination of profit or loss, and a description of any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur.

Note 37. Significant Differences Between New Zealand and United States Generally Accepted Accounting Principles, page F-53

12. In future filings, please present US GAAP condensed consolidated statement of operations by function as required under Rule 5-03 of Regulations S-X.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are

Ms. Theresa Gattung
Telecom Corporation of New Zealand Limited
March 19, 2007
Page 4

responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director